Exhibit 99.4

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hydro One Inc.

We consent to the use of our report, dated February 13, 2014, with respect to the consolidated financial statements included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-190657) on Form F-10 of Hydro One Inc.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 31, 2014

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.